Exhibit 99.1

STANDARD LITHIUM SETTLES ADVISORY FEE RELATED TO EQUINOR PARTNERSHIP

Vancouver, BC – July 23, 2024 – Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE American: SLI), a leading near-commercial lithium development company, announces that it has reached an agreement with an arms-length third-party advisor (the “Advisor”) to settle a fee of US$800,000 in consideration for the issuance of 666,667 common shares (the “Advisory Shares”) at a deemed price of US$1.20 per Advisory Share.

The fee relates to strategic advisory services facilitating the partnership with Equinor ASA to advance the Company’s South West Arkansas Project and East Texas properties. Further details on this partnership are available in the Company’s May 8, 2024, news release.

Issuance of the Advisory Shares is subject to regulatory approvals. The Advisory Shares will be subject to a four-month-and-one-day resale restriction per applicable securities laws, and the Comapny anticipates completing the issuance upon receipt of any regulatory required approvals.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by the highest quality resources, robust infrastructure, skilled labor, and streamlined permitting.

Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated Direct Lithium Extraction (“DLE”) and purification process. The Company’s flagship projects are located in the Smackover Formation, a world-class lithium brine asset, focussed in Arkansas and Texas. In partnership with global energy leader Equinor, Standard Lithium is advancing the South West Arkansas Project, a greenfield project located in southern Arkansas, and actively exploring promising lithium brine prospects in East Texas. Additionally, the Company is advancing the Phase 1A Project in partnership with LANXESS, a brownfield development project located in southern Arkansas. Standard Lithium operates the only commercial-scale, continuously operating DLE Demonstration facility in North America. Standard Lithium also holds an interest in certain mineral leases in the Mojave Desert in San Bernardino County, California.

Standard Lithium trades on both the TSX Venture Exchange (“TSXV”) and the NYSE American under the symbol “SLI”. Please visit the Company’s website at www.standardlithium.com.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to intended development timeline, accuracy of mineral or resource exploration activity, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.

Investor and Media Inquiries

Chris Lang

Director of Finance

+1 604 409 8154

c.lang@standardlithium.com

Twitter: @standardlithium

LinkedIn: https://www.linkedin.com/company/standard-lithium/